Exhibit 99.(a)(1)(P)

February 24, 2003

Dear Employees:

On February 7, 2003, we distributed to you an Offer to Exchange certain Medarex, Inc. employee stock options (the “Offer”). At the request of the United States Securities and Exchange Commission, we have made certain clarifications and modifications to the Offer, which are attached to this letter. Other than as indicated in the attached document, all other terms of the Offer remain unchanged.

If you have not yet submitted your Election Forms, please do so as soon as possible. Please note that the Offer terminates on March 7, 2003. All Election Forms must be returned no later than midnight, Eastern Time, on Friday, March 7, 2003.

For additional information about the material terms of the Offer, you should contact Anthony Marucci in our Princeton, New Jersey office at (609) 430-4214, or David Wilson in our Milpitas, California office at (408) 545-2722. Alternatively, you may reach either Mr. Marucci or Mr. Wilson via e-mail at optionexchange@medarex.com.

Sincerely,

Medarex, Inc.